

SECURIT
10028015
;ION

OMB APPROVAL	
OMB Number:	3235-0123
Expires: February 28, 2010	
Estimated average burden	
hours per response . . . 12.00	

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER	
8 -	67965

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING   1/1/2009   AND ENDING   12/31/2009 ⁜

          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SILVER LANE ADVISORS LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

    565 FIFTH AVENUE, 22nd FLOOR

                            (No. and Street)

NEW YORK	NY	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

   ELIZABETH BLOOMER NESVOLD   212-838-9401

                                               (Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

   WEISBERG, MOLE', KRANTZ & GOLDFARB LLP

                     (Name -- if individual. state last. first. middle name)

185 CROSSWAYS PARK DRIVE	WOODBURY	NY		11797
(Address)	(City)	(State)		(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, _____ELIZABETH BLOOMER NESVOLD_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____SILVER LANE ADVISORS LLC_____ , as of _____31-Dec_____ 20 09 ____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____NONE_____

_____

_____

Signature

managing partner

Title

Janice Maddalone
Notary Public

JANICE MADDALONE
Notary Public, State Of New York
No. 01MA6078274
Qualified In Queens County
Commission Expires July 29, 20/0

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [X] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [X] (m) A copy of the SIPC Supplemental Report.
- [X] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

SILVER LANE ADVISORS LLC

Statement of Financial Condition

December 31, 2009



Weisberg, Molé, Krantz & Goldfarb, LLP
Certified Public Accountants

To the Members of
Silver Lane Advisors LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the period from April 1, 2009 to December 31, 2009, which were agreed to by Silver Lane Advisors LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC solely to assist you and the other specified parties in evaluating Silver Lane Advisors LLC's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Silver Lane Advisors LLC's management is responsible for Silver Lane Advisors LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries noting no differences;

2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2009, less revenues reported on the Focus reports for the period from January 1, 2009 to March 31, 2009, as applicable and adjusted, with the amounts reported in Form SIPC-7T for the fiscal period beginning April 1, 2009 and ending December 31, 2009, noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences.

185 Crossways Park Drive, Woodbury, NY 11797 • Phone: 516-933-3800 • Fax: 516-933-1060
700 Kinderkamack Rd, Oradell, New Jersey 07649 • Phone: 201-655-6249 • Fax: 201-655-6098
www.weisbergmole.com

Page 2

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Woodbury, New York
February 17, 2010

SECURITIES INVESTOR PROTECTION CORPORATION
805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300
Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

WORKING COPY

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Silver Lane Advisors, LLC
565 Fifth ave., 22nd Floor
New York, NY 10017
FINRA
8-67965
December

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

603-379-2478

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 2087

   B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest)   (150)

   1/27/09
   Date Paid

   C. Less prior overpayment applied   (—)

   D. Assessment balance due or (overpayment)   1937

   E. Interest computed on late payment (see instruction E) for_____days at 20% per annum   —

   F. Total assessment balance and interest due (or overpayment carried forward) $ 1937

   G. PAID WITH THIS FORM:
   Check enclosed, payable to SIPC
   Total (must be same as F above) $ 1937

   H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Silver Lane Advisors
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the 26th day of January, 20 10.

Managing Partner
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____
   Postmarked   Received   Reviewed

Calculations _____   Documentation _____   Forward Copy _____

Exceptions:

Disposition of exceptions:

1

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning April 1, 2009
and ending Dec. 31, 20 09
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 853,905

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

(2) Net loss from principal transactions in securities in trading accounts.

(3) Net loss from principal transactions in commodities in trading accounts.

(4) Interest and dividend expense deducted in determining item 2a.

(5) Net loss from management of or participation in the underwriting or distribution of securities.

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

(7) Net loss from securities in investment accounts.

Total additions

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.

(2) Revenues from commodity transactions.

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.

(4) Reimbursements for postage in connection with proxy solicitation.

(5) Net gain from securities in investment accounts.

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

Interest Income, Speaking Engagement   19,039

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $

(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $

Enter the greater of line (i) or (ii)

Total deductions   19,039

2d. SIPC Net Operating Revenues $ 834,866

2e. General Assessment @ .0025 $ 2,087

(to page 1 but not less than $150 minimum)

2

Silver Lane Advisors LLC

Statement of Financial Condition

December 31, 2009

SILVER LANE ADVISORS LLC

Table of Contents

December 31, 2009



Weisberg, Molé, Krantz & Goldfarb, LLP
Certified Public Accountants

Independent Auditors' Report

To the Members of
Silver Lane Advisors LLC

We have audited the accompanying statement of financial condition of Silver Lane Advisors LLC as of December 31, 2009, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Silver Lane Advisors LLC as of December 31, 2009 in conformity with accounting principles generally accepted in the United States of America.

Weisberg, Molé, Krantz & Goldfarb, LLP

Woodbury, New York
February 17, 2010

185 Crossways Park Drive, New York 11797 • Phone: 516-933-3800 • Fax: 516-933-1060
700 Kinderkamack Rd, New Jersey 07649 • Phone: 201-655-6249 • Fax: 201-655-6098
www.weisbergmole.com

SILVER LANE ADVISORS LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2009

ASSETS

Cash and cash equivalents	$	352,930
Accounts receivable, net		481,759
Prepaid expenses and other assets		720
Equipment, net of accumulated depreciation of $50,246		6,827
Trademark, net of accumulated amortization of $1,504		10,194
Total assets	$	852,430

LIABILITIES AND MEMBERS' EQUITY

Accounts payable and accrued expenses	$	22,659
Total liabilities	$	22,659
Commitments and contingencies (note 4)		
Members' equity	$	829,771
Total liabilities and members' equity	$	852,430

SILVER LANE ADVISORS LLC

NOTES TO FINANCIAL STATEMENT

December 31, 2009

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Significant accounting policies followed by the Company in the preparation of the accompanying financial statement are as follows:

Nature of Operations

Silver Lane Advisors LLC ("the Company"), formed in August 2007, and became a registered broker/dealer on December 18, 2008. The Company operates as a broker/dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company provides merger, acquisition, strategic advisory and valuation services to firms predominantly in the financial service industry. Prior to becoming a registered broker/dealer, the Company engaged in consulting, strategic advisory and transactional work exclusively involving the sale of assets. From inception through December 31, 2008, the Company did not transact in the sale of securities, a broker/dealer activity.

Accounts Receivable

Accounts receivable are recorded at net realizable value consisting of the carrying amount less an allowance for uncollectible accounts, as needed. The Company has established an allowance for doubtful accounts. As of December 31, 2009, the Company's allowance for doubtful accounts was $307,000. The allowance is based on management's analysis of possible bad debts and specific customer collection issues that have been identified.

Equipment

Equipment is stated at cost less accumulated depreciation. The company provides for depreciation using the straight line method over an estimated useful life of three to five years.

Intangible Asset

The Company's intangible asset is a trademark that is being amortized over 15 years.

Revenue Recognition

The Company receives retainers and consulting and strategic advisory fees and records the related revenue in the period earned. The Company also receives success fees for completed transactions and records these fees in the period the transaction is consummated.

SILVER LANE ADVISORS LLC

NOTES TO FINANCIAL STATEMENT

December 31, 2009

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes

The Company is a limited liability company and is treated as a partnership for income tax purposes and, accordingly, the taxable income of the Company is taxable to its members based on their respective ownership of the profit and losses of the Company.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amount of income and expenses during the reported period. Actual results could differ from those estimates.

Concentrations and Credit Risk

The Company receives its commission and fee income from customer transactions in accordance with the provisions specified in the contractual arrangements. These agreements are in effect until terminated by either party with thirty to ninety days prior notice.

Off-Balance-Sheet Risk

The Company's bank account balances generally are not in excess of federally insured limits. At December 31, 2009, the Company does not hold any financial instruments with off-balance-sheet risk.

Cash and Cash Equivalents

For purposes of the statement of cash flows, cash and cash equivalents includes funds in checking accounts and money market accounts.

Subsequent Events

The Company has evaluated events and transactions that occurred through February 17, 2010, which is the date the financial statements were issued, for possible disclosure and recognition in the financial statements.

SILVER LANE ADVISORS LLC

NOTES TO FINANCIAL STATEMENT

December 31, 2009

NOTE 2 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2009, the Company had net capital of $330,271 which was $325,271 in excess of its required net capital. The Company's aggregate indebtedness to net capital ratio was .07 to 1.

NOTE 3 – REGULATION

The Company is registered as a broker/dealer with the SEC. The securities industry in the United States is subject to extensive regulation under both federal and state laws. The SEC is the federal agency responsible for the administration of the federal securities laws. Much of the regulation of broker/dealers has been delegated to self-regulatory organizations, such as the FINRA, which had been designated by the SEC as the Company's primary regulator. These self-regulatory organizations adopt rules, subject to approval by the SEC, that govern the industry and conduct periodic examinations of the Company's operations. The primary purpose of these requirements is to enhance the protection of customer assets. These laws and regulatory requirements subject the Company to standards of solvency with respect to capital requirements, financial reporting requirements, record keeping and business practices.

NOTE 4 – COMMITMENTS AND CONTIGENCIES

The Company rents space on a month-to-month arrangement. Rent expense for the year ended December 31, 2009 amounted to $107,000.

NOTE 5 – CUSTOMER PROTECTION RULE

The company had no items reportable as customers' fully paid securities: (1) not in the Company's possession or control as of the audit date (for which instructions to reduce to possession or control had been issued as of the audit date) but for which the required action was not taken by the Company within the time frames specified under Rule 15c3-3 or (2) for which instructions to reduce to possession or control has not been issued as of the audit date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.

The company is exempt from SEC rule 15c3-3 pursuant to the exemptive provisions under sub-paragraph (k)(2)(i) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

Supplementary Information



WMK&G

Weisberg, Molé, Krantz & Goldfarb, LLP
Certified Public Accountants

Independent Auditors' Report on Internal Accounting Control Required by SEC Rule 17a-5(g)(1) for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

To the Managing Member of
Silver Lane Advisors LLC

In planning and performing our audit of the financial statements and supplemental schedules of Silver Lane Advisors LLC (the "Company"), as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a significant deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we considered to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report recognizes that it is not practical in an organization the size of Silver Lane Advisors LLC, to achieve all the divisions of duties and crosschecks generally included in an internal control environment and that alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the use of Management, the Securities and Exchange Commission, and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than those specified parties.

Wesley, Mole, Krantz & Goldfarb, LLP

Woodbury, New York
February 17, 2010